UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Evergreen Solar, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

30033R 10 8

(CUSIP Number)

Mr. Charles J. McDermott

RockPort Capital Partners, L.P.

160 Federal Street, 18th Floor

Boston, MA 02110

(617) 912-1420

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2005(1)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) - This Amendment on Schedule 13D/A is being made to update the original filing of May 27, 2003.  On June 21, 2004, the Issuer sold shares of its common stock and as a result paid certain of its then current investors in stock to, immediately prior to the sale, enter into a Conversion, Consent, Voting and Lock-up Agreement.  RockPort Capital Partners, L.P. was one of those investors and received a payment of cash and common stock pursuant thereto.  In accordance with Rule 13d-6, the acquisition may have been exempt from reporting on Schedule 13D.  This Amendment reflects the current state of RockPort Capital Partners, L.P.’s ownership of the Issuer’s common stock as of the date of this filing, which includes other updates since June 21, 2004 that would not have been deemed material.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RockPort Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,894,113

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,894,113

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,894,113

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RockPort Capital I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,894,113(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,894,113(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,894,113(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) CO

(1)The reporting person is the general partner of RockPort Capital Partners, L.P., which owns certain of the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RP Co-Investment Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,216,910

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,216,910

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,216,910

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RP Co-Investment Fund I GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,216,910(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,216,910(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,216,910(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) CO

(1)The reporting person is the general partner of RP Co-Investment Fund I, L.P., which owns certain of the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander Ellis III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,111,023(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,111,023(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,111,023(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

(1)The reporting person is a member of the general partners of the partnerships that own the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Janet B. James

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,111,023(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,111,023(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,111,023(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

(1)The reporting person is a member of the general partners of the partnerships that own the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of her pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William E. James

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,111,023(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,111,023(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,111,023(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

(1)The reporting person is a member of the general partners of the partnerships that own the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles J. McDermott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,157,605(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,157,605(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,157,605(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IN

(1)Includes 46,582 shares of Common Stock issuable upon exercise of options within 60 days of May 23, 2005.

(2)The reporting person is a member of the general partners of the partnerships that own the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David J. Prend

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,111,023(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,111,023(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,111,023(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

(1)The reporting person is a member of the general partners of the partnerships that own the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stoddard M. Wilson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,111,023(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,111,023(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,111,023(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

(1)The reporting person is a member of the general partners of the partnerships that own the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Item 1.	Security and Issuer
No material change.
Item 2.	Identity and Background
No material change.
Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by inserting the following paragraph at the end of the section therein:

On June 21, 2004, the Issuer sold shares of Common Stock and warrants to purchase shares of Common Stock in a private placement (the “June 2004 PIPE Financing”).  In connection with the June 2004 PIPE Financing, the Purchaser entered into a Conversion, Consent, Voting and Lock-up Agreement, dated June 21, 2004 (the “Conversion Agreement’), with the Issuer and certain holders of the Preferred Stock. Pursuant to the Conversion Agreement, RockPort Capital Partners, L.P. and certain affiliates agreed to convert all of the outstanding shares of Preferred Stock into shares of Common Stock immediately prior to the consummation of the June 2004 PIPE Financing.

The conversion of the shares of Preferred Stock owned by RockPort Capital Partners, L.P. and certain affiliates occurred on June 21, 2004. As consideration for entering into the Conversion Agreement, the Issuer paid all prior dividends in Common Stock and an additional amount equal to 7% of the Accreted Value (as such term is defined in the Certificate of Designations) of the shares of Preferred Stock held by it, which amounted to an additional 423,524 shares of Common Stock or $474,346.64 at $1.12 and $128,797 in cash.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following paragraph at the end of the section therein entitled “Registration Rights Agreement”:

On June 21, 2004, the Issuer entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with the parties to the Registration Rights Agreement. Other than giving the investors in the June 2004 PIPE Financing pro rata cut back rights on underwritten registrations, the Amended and Restated Registration Rights Agreement did not materially affect the rights granted to RockPort Capital Partners, L.P. and certain affiliates under the Registration Rights Agreement. This disclosure of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, incorporated by reference hereby as Exhibit 10.1.

Item 4 is further amended by deleting the section entitled “Additional Disclosure” and replacing it with the following: CONVERSION, CONSENT, VOTING AND LOCK-UP AGREEMENT:

On June 21, 2004, the Issuer sold shares of Common Stock and warrants to purchase shares of Common Stock in a private placement (the “June 2004 PIPE Financing”).

In connection with the June 2004 PIPE Financing, the Purchaser entered into a Conversion, Consent, Voting and Lock-up Agreement, dated June 21, 2004 (the “Conversion Agreement’), with the Issuer and certain holders of the Preferred Stock. Pursuant to the Conversion Agreement, RockPort Capital Partners, L.P. and certain affiliates agreed to the following:

1.     to convert all of its outstanding shares of Preferred Stock into shares of Common Stock immediately prior to the consummation of the June 2004 PIPE Financing;

2.     to become a party to the Amended and Restated Registration Rights Agreement;

3.     to vote in favor of the issuance of the shares of Common Stock to be issued in the June 2004 PIPE Financing if NASDAQ rules require stockholder approval of the June 2004 PIPE Financing and to vote in favor of any other matters relating to the transactions contemplated by the June 2004 PIPE Financing Purchase Agreements (as defined below) requiring a stockholder vote;

4.     to vote in favor of an amendment to the Issuer’s certificate of incorporation in order to increase the number of authorized shares of Common Stock from 70,000,000 to 100,000,000;

5.     not to grant any proxy or enter into any voting trust or other agreement with respect to any shares of the Issuer’s voting capital stock during the term of the Conversion Agreement, except as provided therein; and

6.     to agree not to sell, transfer or otherwise dispose of any Common Stock or securities convertible into or exchangeable for Common Stock (or enter into any arrangement that transfers any of the economic consequences of owning such securities) during the period beginning on the date of the signing of the June 2004 PIPE Financing purchase agreement (the “June 2004 PIPE Financing Purchase Agreement’) by the investors in that financing and ending concurrently with the declaration by the Securities and Exchange Commission of the effectiveness of the Issuer’s registration statement on Form S-3 relating to the shares of Common Stock issued pursuant to the June 2004 PIPE Financing Purchase Agreement and the shares of Common Stock to be issued upon exercise of the warrants issued pursuant to the June 2004 PIPE Financing Purchase Agreement (the “Lock-Up Period”).

This discussion of the Conversion Agreement is qualified in its entirety by reference to the Conversion

Agreement which is incorporated by reference hereby as Exhibit 10.2.

The conversion of the shares of Preferred Stock owned by Rockport occurred on June 21, 2004. As consideration for entering into the Conversion Agreement, the Issuer paid RockPort Capital Partners, L.P. and certain affiliates a conversion premium that equaled 7% of the Accreted Value (as such term is defined in the Certificate of Designations) of the shares of Preferred Stock held by it. This resulted in a payment of $128,797 in addition to the prior dividends, 423,524 shares of Common Stock or $474,346.64 at $1.12, in Common Stock.

All shares of Preferred Stock owned by RockPort Capital Partners, L.P. and certain affiliates were also converted into shares of Common Stock on June 21, 2004.

Item 5.	Interest in Securities of the Issuer

(a)           RockPort Capital Partners, L.P. may be deemed to beneficially own 6.4% or 3,894,113 shares of the Issuer’s Common Stock, of which an additional portion (less than .1%) are subject to a currently exercisable option to purchase 46,582 shares of Common Stock issued to Charles J. McDermott upon his election to, and for service on, the Issuer’s board of directors beginning May 15, 2003.  RockPort has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.

(b)           RP Co-Investment Fund I, L.P. may be deemed to beneficially own 2.0% or 1,216,910 shares of the Issuer’s Common Stock,  of which an additional portion (less than .1%) are subject to a currently exercisable option to purchase 46,582 shares of Common Stock issued to Charles J. McDermott upon his election to, and for service on, the Issuer’s board of directors beginning May 15, 2003.  RP Co-Investment has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.

(c)          RockPort Capital I, GP, LLC, may be deemed to beneficially own 6.4% or 3,894,113 shares of the Issuer’s Common Stock as the general partner of RockPort, of which an additional portion (less than .1%) are subject to a currently exercisable option to purchase 46,582 shares of Common Stock issued to Charles J. McDermott upon his election to, and for service on, the Issuer’s board of directors beginning May 15, 2003.  RockPort GP has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.  RockPort GP disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(d)           RP Co-Investment Fund I, GP, LLC may be deemed to beneficially own 2.0% or 1,216,910 shares of the Issuer’s Common Stock as the general partner of RP Co-Investment, of which an additional portion (less than .1%) are subject to a currently exercisable option to purchase 46,582 shares of Common Stock issued to Charles J. McDermott upon his election to, and for service on, the Issuer’s board of directors beginning May 15, 2003.  RP Co-Investment GP has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.

(e)           Generally, the partners of the RockPort Capital Entities disclaim all of the shares of common stock held by the RockPort Capital Entities, other than shares in which they have a pecuniary interest.

(e)           Each of the Members may be deemed to beneficially own all of the shares held by the Rockport Capital Entities and the option to purchase 46,582 shares of Common Stock issued to Charles J. McDermott upon his election to, and for service on, the Issuer’s board of directors beginning May 15, 2003.

(f)            Other than as described above, no transactions in the Issuer’s Common Stock have been effected during the past sixty days by any of the Reporting Persons.

(g)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(a)           RockPort Capital I, GP, LLC (“Rockport GP”) is the general partner of RockPort Capital Partners, L.P. pursuant to a limited partnership agreement which authorizes RockPort GP, among other things, to invest the funds of RockPort in the Issuer’s securities and to vote and dispose of such securities.  Pursuant to such limited partnership agreement, RockPort GP is entitled to earn a management fee on assets under management and a portion of realized investments.  Pursuant to a limited liability company operating agreement, each of the Members is a managing member of RockPort GP and is authorized, among other things, to direct RockPort GP to invest the funds of RockPort and to vote and dispose of the Issuer’s securities held by RockPort.

(b)           RP Co-Investment Fund I, GP, LLC is the general partner of RP Co-Investment Fund I, L.P. pursuant to a limited partnership agreement which authorizes RP Co-Investment GP, among other things, to invest the funds of RP Co-Investment in the Issuer’s securities and to vote and dispose of such securities.  Pursuant to such limited partnership agreement, RP Co-Investment GP is entitled to earn a management fee on assets under management and a portion of realized investments.  Pursuant to a limited liability company operating agreement, each of the Members is a managing member of RP Co-Investment GP and is authorized, among other things, to direct RP Co-Investment to invest the funds of RP Co-Investment and to vote and dispose of the Issuer’s securities held by RP Co-Investment.

(c)           Pursuant to the limited partnership agreements of RockPort and RP Co-Investment, the economic benefits of the option to purchase 46,582 shares of Issuer’s Common Stock issued to Charles J. McDermott, and exercisable within 60 days from May 23, 2005, upon his election to, and for service on, the Issuer’s board of directors beginning May 15, 2003 are owned by the funds in proportion to their respective investments in the Issuer.

(d)           The Purchase Agreement sets forth the terms of the purchase of the shares of the Series A Preferred Stock by RockPort and RP Co-Investment as described in Item 3 above.

(e)           Pursuant to a Registration Rights Agreement dated March 21, 2003 among the Issuer and certain investors, the Issuer has agreed to use its reasonable best efforts to register the shares of Common Stock issuable upon conversion of the Series A Preferred Stock issued to the investors and the shares of Common Stock issuable upon the exercise of the warrant sold pursuant to the Purchase Agreement on a Form S-3 under the Securities Act of 1933, as amended, within thirty (30) days from May 15, 2003.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Registration Rights Agreement dated as of June 21, 2004. (10.4 in Current Report on Form 8-K filed on June 22, 2004)
10.2*	Conversion, Consent, Voting and Lock-Up Agreement dated as of June 21, 2004. (10.5 in Current Report on Form 8-K filed on June 22, 2004)

* Set forth as Exhibits to Evergreen Solar Inc.’s Current Report on Form 8-K filed on June 22, 2004 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKPORT CAPITAL PARTNERS, L.P.

By: RockPort Capital I, LLC, its General Partner

By:	/s/ Janet James
Name: Janet James
Title: Managing Member

RP CO-INVESTMENT FUND I, L.P.

By: RP Co-Investment Fund I GP, LLC, its General Partner

By:	/s/ Janet James
Name: Janet James
Title: Managing Member

ROCKPORT CAPITAL I, LLC

By:	/s/ Janet James
Name: Janet James
Title: Managing Member

RP CO-INVESTMENT FUND I GP, LLC

By:	/s/ Janet James
Name: Janet James
Title: Managing Member

/s/ Alexander Ellis III
Alexander Ellis III

/s/ Janet B. James
Janet B. James

/s/ William E. James
William E. James

/s/ Charles J. McDermott
Charles J. McDermott

/s/ David J. Prend
David J. Prend

/s/ Stoddard M. Wilson
Stoddard M. Wilson